Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended December 31, 2025 and 2024

(RMB and US$ amounts expressed in thousands, except per share data)

	Second Half of 2025		Second Half of 2024
	RMB’000	US$’000	RMB’000	US$’000
Revenue	11,783,844	1,676,509	8,827,151	1,255,855
Cost of sales	(9,555,661)	(1,359,501)	(7,420,695)	(1,055,756)
Gross profit	2,228,183	317,008	1,406,456	200,099
Other operating income, net	224,510	31,941	401,548	57,129
Research and development expenses	(874,914)	(124,476)	(591,099)	(84,097)
Selling, general and administrative expenses	(1,108,611)	(157,724)	(1,056,825)	(150,356)
Operating profit	469,168	66,749	160,080	22,775
Finance costs	(29,571)	(4,207)	(37,057)	(5,272)
Share of results of associates and joint ventures	49,657	7,065	58,473	8,319
Profit before tax	489,254	69,607	181,496	25,822
Income tax expense	(213,523)	(30,378)	(26,357)	(3,750)
Profit for the period	275,731	39,229	155,139	22,072
Attributable to:
Equity holders of the Company	171,600	24,414	82,725	11,769
Non-controlling interests	104,131	14,815	72,414	10,303
	275,731	39,229	155,139	22,072
Net earnings per share
- Basic	4.57	0.65	2.19	0.31
- Diluted	4.57	0.65	2.19	0.31
Unit Sales	210,913		163,843

Note: Revenue and Cost of Sales for first half of 2025 were adjusted downwards by RMB 928,239 thousand to RMB 12,877,928 thousand with the corresponding cost of sales reduced by RMB 928,239 thousand to RMB 11,038,464 thousand. There were no changes to the Gross Profit, Operating Profit and Profit before tax and Profit for the period.

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CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2025 and 2024

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2025 (Unaudited)		December 31, 2024 (Audited)
	RMB’000	US$’000	RMB’000	US$’000
Revenue	24,661,772	3,508,675	19,133,575	2,722,168
Cost of sales	(20,594,125)	(2,929,963)	(16,315,074)	(2,321,175)
Gross profit	4,067,647	578,712	2,818,501	400,993
Other operating income, net	445,946	63,445	575,658	81,900
Research and development expenses	(1,351,607)	(192,296)	(984,659)	(140,089)
Selling, general and administrative expenses	(2,071,102)	(294,659)	(1,812,526)	(257,871)
Operating profit	1,090,884	155,202	596,974	84,933
Finance costs	(61,765)	(8,787)	(77,982)	(11,095)
Share of results of associates and joint ventures	111,064	15,801	101,548	14,447
Profit before tax	1,140,183	162,216	620,540	88,285
Income tax expense	(329,682)	(46,905)	(128,798)	(18,324)
Profit for the year	810,501	115,311	491,742	69,961
Attributable to:
Equity holders of the Company	537,390	76,455	323,055	45,962
Non-controlling interests	273,111	38,856	168,687	23,999
	810,501	115,311	491,742	69,961
Net earnings per share
- Basic	14.32	2.04	8.21	1.17
- Diluted	14.32	2.04	8.21	1.17
Unit Sales	461,309		356,586

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED FINANCIAL POSITION ITEMS

For the years ended December 31, 2025 and December 31, 2024

(RMB and US$ amounts expressed in thousands)

	December 31, 2025 (Unaudited)		December 31, 2024 (Audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	7,913,083	1,125,809	6,433,593
Trade and bills receivables	10,417,060	1,482,054	8,809,068
Inventories	5,565,489	791,812	4,654,448
Trade and bills payables	11,059,518	1,573,457	8,499,755
Short-term and long-term loans and borrowings	2,020,020	287,392	2,509,800
Equity attributable to equity holders of the Company	9,580,961	1,363,101	9,164,625

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